UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE
EXHIBIT INDEX
EX-99.1 Press release of WNS (Holdings) Limited dated March 11, 2016.

Other Events

On March 11, 2016, WNS (Holdings) Limited issued a press release announcing that it has entered into a definitive agreement to acquire Value Edge Research Services Pvt. Ltd., a leading provider of commercial research and analytics services to clients in the Pharma / Biopharma industry. This acquisition is subject to Reserve Bank of India (RBI) approval and other customary closing conditions.

A copy of the press release dated March 11, 2016 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Press release of WNS (Holdings) Limited dated March 11, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: March 11, 2016	By:	/s/ Sanjay Puria

	Name:	Sanjay Puria
	Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of WNS (Holdings) Limited dated March 11, 2016.